Eaton Vance Distributors, Inc.
(SEC I.D. NO. 8-47939)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022 AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
As a PUBLIC DOCUMENT.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47939

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Eaton Vance Distributors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
[X] Broker-dealer [ ] Security-based swap dealer [ ] Major security-based swap participant
[ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
Two International Place
(No. and Street)

Boston	Massachusetts	02110
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Randolph Verzillo	(617) 672-8558	Randolph.verzillo@morganstanley.com
(Name)	(Area Code - Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

30 Rockefeller Plaza	New York	New York	10112-0015
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB) (if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Eaton Vance Distributors, Inc.
Table of Contents

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist (Not applicable).

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition (Not applicable).

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable (Filed separately).

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable. (Filed separately).

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k) (Filed separately).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

AFFIRMATION

I, Randolph Verzillo, affirm that, to the best of our knowledge and belief, the financial report pertaining to Eaton Vance Distributors, Inc. (the "Company") as of December 31, 2022, is true and correct. I further affirm that neither the Company nor any officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Randolph Verzillo
_____
Randolph Verzillo
Principal Financial Officer and
Financial and Operations Principal Officer

Dated: February 24, 2023

Pursuant to the SEC Division of Trading and Markets Staff Statement re: Requirements for Certain Paper Submissions in light of COVID-19, the Company is making this filing without a notarization.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 (212) 492-4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Eaton Vance Distributors, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Eaton Vance Distributors, Inc. (a wholly owned subsidiary of Morgan Stanley Domestic Holdings Inc.) (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 to the financial statement, the financial statement includes significant transactions with Morgan Stanley Domestic Holdings Inc. subsidiaries and is not necessarily indicative of the conditions that would have existed had the Company been operated as an unaffiliated company.

Deloitte + Touche LLP

February 24, 2023

We have served as the Company's auditor since 1994.

Eaton Vance Distributors, Inc.

Statement of Financial Condition
As of December 31, 2022

Assets:

Cash	$	223,386,244
Deposits with clearing organizations		311,626
Affiliates receivables		158,028
Distribution and shareholder servicing fee receivables		31,947,288
Deferred commission assets - net		78,061,022
Other assets		1,389,993
Total assets	$	335,254,201

Liabilities and Stockholder's Equity

Liabilities:

Accrued compensation and benefits	$	39,215,449
Payables to brokers, dealers & clearing organizations		36,241,262
Affiliates payables		29,867,586
Deferred income - net		123,625,114
Deferred income taxes - net		17,770,501
Other liabilities and accrued expenses		4,456,714
Total liabilities		251,176,626

Stockholder's Equity:

Common stock, $1 par value; 200,000 shares authorized;		
20,000 shares issued and outstanding		20,000
Additional paid-in capital		72,460,124
Retained earnings		11,597,451
Total stockholder's equity		84,077,575
Total liabilities and stockholder's equity	$	335,254,201

See Notes to Statement of Financial Condition.

Eaton Vance Distributors, Inc.

Notes to Statement of Financial Condition
As of December 31, 2022

1. Introduction and Basis of Presentation

The Company

Eaton Vance Distributors, Inc. (the "Company") is a wholly owned subsidiary of Morgan Stanley Domestic Holdings Inc. ("MSDHI") (the "Parent") which is an indirect subsidiary of Morgan Stanley (the "Ultimate Parent"). Morgan Stanley is a global financial services firm that, through its subsidiaries and affiliates, advises and originates trades, manages and distributes capital for governments, institutions and individuals.

The Company is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer and is the principal underwriter and distributor of sponsored mutual funds and alternative products (collectively, the "funds") managed by various subsidiaries of Morgan Stanley. The Company is also approved by the SEC to act as a placement agent for certain Morgan Stanley private investment funds, and acts as distributor for sponsored separately managed accounts sold through financial intermediaries. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Revenue and certain expenses are dependent on the total value and composition of the managed assets of Morgan Stanley and its affiliates. Accordingly, fluctuations in financial markets and in the composition of those assets under management affect revenue and the results of operations.

Basis of Financial Information

These financial statements are prepared from the separate records maintained by the Company, which include significant transactions with affiliates, and are not necessarily indicative of the conditions that would have existed had the Company been operated as an unaffiliated business.

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and requires the Company to make judgments, estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. However, due to the inherent uncertainties in making estimates, actual results could differ from those estimates.

2. Significant Accounting Policies

Accounting Development Updates

The FASB has issued certain accounting updates, which the Company has either determined to be not applicable or are not expected to have a significant impact on the Company's financial statements.

Cash

Cash represents funds deposited with financial institutions. Cash deposits maintained at a financial institution may exceed the federally insured limit.

Fair Value of Financial Instruments

The Company is required to disclose the fair value of certain financial instruments not measured at fair value on the financial statements (see Note 4). A description of the Company's method for determining the fair value for this required disclosure follows.

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. Where the Company manages a group of financial assets, financial liabilities and nonfinancial items accounted for as derivatives on the basis of its net exposure to either market risk or credit risk, the Company measures the fair value of that group of financial instruments consistently with how market participants would price the net risk exposure at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that requires the most observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability that were developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect assumptions the Company believes other market participants would use in pricing the asset or liability that are developed based on the best information available in the circumstances. The fair value hierarchy is broken down into three levels based on the observability of inputs as follows, with Level 1 being the highest and Level 3 being the lowest.

Level 1. Valuations based on quoted prices in active markets that the Company has the ability to access for identical assets or liabilities. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2. Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3. Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based

on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3 of the fair value hierarchy. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the total fair value amount is disclosed in the level appropriate for the lowest level input that is significant to the total fair value of the asset or liability.

Deferred commission assets - net

In accordance with accounting guidance for investment advisers and broker dealers, front-end selling/offering distribution costs paid by the Company to broker-dealers assisting with the sale of certain classes of shares of its fund products, are capitalized if reimbursement of these costs is received through monthly 12b-1 fees and/or through early redemption of shares within the applicable CDSC period. These capitalized costs are reported as a deferred commission asset ("DCA") on the statement of financial condition and amortized on a straight line basis over the expected life of the contract, which does not exceed five years.

The Company evaluates the carrying value of its deferred commission assets for impairment whenever changes in facts or circumstances indicate that the carrying amount of such assets may not be recoverable (a triggering event) or at least annually. In its impairment analysis, the Company compares the carrying value of a deferred commission asset to the undiscounted cash flows expected to be generated by the asset in the form of distribution fees over its remaining useful life to determine whether impairment has occurred. If the carrying value of the deferred commission asset exceeds the undiscounted cash flows, the asset is written down to fair value based on discounted cash flows. Impairment adjustments are recognized as a component of amortization of deferred commission assets. There was no impairment of the Company's DCA at December 31, 2022.

Income taxes

Deferred tax assets and liabilities are recorded based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income tax expense (benefit) in the period that includes the enactment date. Such effects are recorded in provision for income taxes regardless of where deferred taxes were originally recorded.

The Company recognizes net deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and results of recent operations. When performing the assessment, the Company considers all types of deferred tax assets in combination with each other, regardless of the origin of the underlying temporary difference. If a deferred tax asset is determined to be unrealizable, a valuation allowance is established. If the Company subsequently determines that it would be able to realize deferred tax assets in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Uncertain tax positions are recorded on the basis of a two-step process whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of

the position, and (ii) for those tax positions that meet this threshold, the Company recognizes the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with the related tax authority. Interest and penalties related to unrecognized tax benefits are recognized as a component of the provision for income taxes.

Deferred income - net

The Company has a purchase and sale agreement with Eaton Vance Management whereby it has agreed to periodically (monthly) sell, in exchange for cash, its right to certain future distribution fee and contingent deferred sales charge revenue. Additional disclosure regarding the purchase and sale agreement with Eaton Vance Management is included in Note 9. Sales proceeds received under the agreement are initially recognized as deferred income. Deferred income balances are subsequently amortized to affiliates payables on the statement of financial condition using the unit-of-revenue method over the period the Company expects to collect future revenues sold, which does not exceed ten years from sale.

Deferred Compensation Plans

Certain current and former employees of the Company and affiliates participate in various deferred stock-based and cash-based compensation plans.

3. Deposits with clearing organizations

Deposits with clearing organizations includes the Company's equity investment in private non-traded common stock issued by The Depository Trust & Clearing Corporation held at cost. At December 31, 2022, there were no indicators of impairments related to this investment.

4. Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value in the Company's statement of financial condition.

Financial Instruments Not Measured at Fair Value

		At December 31, 2022			
	Carrying Value	Fair value			
		Level 1	Level 2	Level 3	Total
Financial assets					
Cash	$ 223,386,224	$ 223,386,244	$ —	$ —	$ 223,386,244
Deposits with clearing organization	311,626	311,626	—	—	311,626

Distribution and shareholder servicing fee receivables	31,947,288	—	31,947,288	—	31,947,288
Affiliates receivables	158,028	—	158,028	—	158,028
Financial Liabilities					
Accrued compensation and benefits	39,215,449	—	39,215,449	—	39,215,449
Payables to brokers, dealers & clearing organizations	36,241,262	—	36,241,262	—	36,241,262
Affiliates payables	$ 29,867,586	—	$ 29,867,586	—	$ 29,867,586

The Company held no assets or liabilities measured at fair value at December 31, 2022.

5. **Employee Stock-Based Compensation Plans**

Certain current and former employees of the Company participate in the Ultimate Parent's stock-based compensation plans.

Under group chargeback arrangements the Company has agreed to reimburse MS Parent for the fair value of RSU's based on the award fair value on the Morgan Stanley grant date.

Restricted Stock Units

RSUs are subject to vesting over time, generally one to three years from the date of award, contingent upon continued employment and subject to restrictions on sale, transfer or assignment until conversion to common stock. All or a portion of an award may be forfeited if employment is terminated before the end of the relevant vesting period or cancelled after the relevant vesting period in certain situations. Recipients of RSUs may have voting rights, at the Ultimate Parent's discretion, and generally receive dividend equivalents if the awards vest. The Ultimate Parent determines the fair value of RSUs based on the grant-date fair value of its common stock, measured as the volume-weighted average price on the date of grant.

6. **Employee Benefit Plans**

Morgan Stanley 401(k) Plan

The Company's employees meeting certain eligibility requirements may participate in the Morgan Stanley 401(k) Plan sponsored by the Parent. Eligible employees receive discretionary 401(k) matching cash contributions as determined annually by the Ultimate Parent and its Consolidated Subsidiaries (the "Firm"). In 2022, the Company matched eligible employee contributions up to the IRS limit at 4%, or 5% up to a certain compensation level. Eligible employees with eligible pay less than or equal to $100,000 also received a fixed contribution equal to 2% of eligible pay. Contributions are invested among available funds according to each participant's investment direction.

7. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Ultimate Parent. Federal income taxes have generally been provided on a modified separate entity basis. The Company is included in the combined state and local income tax returns with the Ultimate Parent and certain other subsidiaries of the Ultimate Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Sharing Agreement, current taxes (federal, combined and unitary states) are settled periodically with the Ultimate Parent, who pays these taxes on behalf of the Company.

The components of deferred income taxes at December 31, 2022 were as follows:

Gross deferred tax assets:	
Stock-based compensation	$ 2,378,045
State net operating loss	81,639
Other	43,152
Total deferred tax asset	2,502,836
Gross deferred tax liabilities:	
Deferred commission assets	(18,543,309)
Compensation and benefit expense	(1,674,344)
Differences between book and tax bases of investments	(55,684)
Total deferred tax liabilities	(20,273,337)
Net deferred tax liabilities	$ (17,770,501)

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the applicable enacted tax rates and laws that will be in effect when such differences are expected to reverse.

The Company has state net operating loss carryforwards of $2,963,438 of which a deferred tax asset was recorded at December 31, 2022. These carryforwards are subject to annual limitations on utilization, with the earliest expiration beginning 2025, if not utilized. The Company believes the recognized deferred tax asset of $103,341 at December 31, 2022 is more likely than not to be realized based on expectations as to future taxable income in the jurisdictions in which it operates.

The Company is subject to the income and indirect tax laws of the U.S., its states and municipalities in which the Company has significant business operations. These tax laws are complex and subject to interpretations by the taxpayer and the relevant governmental taxing authorities. The Company must make judgments and interpretations about the application of these inherently complex tax laws when determining the provision for income taxes and the expense for indirect taxes and must also make estimates about when certain items affect taxable income in the various tax jurisdictions.

Disputes over interpretations of the tax laws may be settled with the taxing authority upon examination or audit. The Company periodically evaluates the likelihood of assessments in each taxing jurisdiction resulting from current and subsequent years' examinations, and unrecognized tax benefits related to potential losses that may arise from tax audits are established in accordance with the relevant accounting guidance. Once established, unrecognized tax benefits are adjusted when there is more information available or when an event occurs requiring a change.

Rollforward of Unrecognized Tax Benefits for the year ended December 31, 2022 were as follows:

Balance at December 31, 2021	$	-
Increases based on tax positions related to the current period		142,471
Increases based on tax positions related to prior period		97,548
Balance at December 31, 2022	$	240,019
Net unrecognized tax benefits[1]	$	189,615

[1] *Represents ending unrecognized tax benefits adjusted for the impact of the federal benefit of state issues, competent authority arrangements and foreign tax credit offsets. If recognized, these net benefits would favorably impact the effective tax rate in future periods.*

It is reasonably possible that significant changes in the balance of unrecognized tax benefits may occur within the next 12 months. At this time, however, it is not possible to reasonably estimate the expected change to the total amount of unrecognized tax benefits and the impact on the Firm's effective tax rate over the next 12 months.

Interest and penalties related to unrecognized tax benefits are recognized as a component of the provision for income taxes. The amount of interest accrued was immaterial. There were no accrued penalties related to unrecognized tax benefits.

The earliest tax year subject to examination in major tax jurisdictions are as follows:

Jurisdiction		Tax Year
United States		2019
Various States	Varies – earliest being	2019

The Company, through its inclusion in the return of the Ultimate Parent, is routinely under examination by the IRS and other tax authorities in certain states in which the Company has significant business operations, such as New York.

The Company believes that the resolution of these tax examinations will not have a material effect on the annual financial statements, although a resolution could have a material impact in the statement of income and on the effective tax rate for any period in which such resolutions occur.

8. **Commitments and Contingencies**

In the normal course of business, the Company enters into agreements that include indemnities in favor of third parties, such as engagement letters with advisors and consultants, information technology agreements, distribution agreements and service agreements. Certain agreements do not contain any limits on the Company's liability and, therefore, it is not possible to estimate the Company's potential liability under these indemnities. In certain cases, the Company has recourse against third parties with respect to these indemnities.

The Company is subject to various legal proceedings. The Company does not believe, based on current knowledge and after consultations with counsel, that the ultimate resolution of these matters will have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

9. Related Party Transactions

The Company has agreements with affiliates for other activities, including a tax sharing agreement with the Ultimate Parent as described in Note 7 global transfer pricing policies, and other activities as described further below. Unsettled amounts for these activities are recorded within affiliates receivables or affiliates payables, and are payable on demand.

The Company applies global transfer pricing policies among affiliates. These policies are consistent with 2017 OECD Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations. The Firm has also engaged in negotiations of Advanced Pricing Agreements with selected tax authorities in respect of its key transfer pricing methodologies.

The Company has a purchase and sale agreement with Eaton Vance Management whereby it has agreed to periodically (monthly) sell, in exchange for cash, its right to future distribution fee and contingent deferred sales charge revenue related to certain classes of Eaton Vance mutual fund shares that do not have a front-end load in which it incurs up-front commission costs in connection with the sale of such shares. The sale price of these future revenues is calculated and paid monthly equal to the amount of up-front commission costs incurred (and initially recognized as a deferred commission asset) during the period. For the year ended December 31, 2022, the Company initially recognized sale proceeds under this agreement of $24,201,488 as deferred income. During this same period, the Company amortized deferred income of $22,352,849 to affiliates payable on the statement of financial condition.

The Company has a support service agreement with RIAs whereby the RIAs compensate the Company for providing services with respect to serving as the principal underwriter and distributor of the Funds managed by various affiliates of Morgan Stanley, the ultimate parent company of each of the RIAs. The Company also serves as a placement agent for certain Morgan Stanley private investment funds and refers clients to the RIAs with respect to the separately managed account strategies they offer. For its services, the Company is reimbursed by the RIAs at cost plus 15% mark-up for distribution administration support services and at cost for distribution & selling support services and residual net distribution income/loss on a monthly basis.

The Company has arrangements with Morgan Stanley Smith Barney LLC ("MSSB") who provide various services to sponsored mutual funds customers, including distribution and shareholder services as described further in Note 2.

The Company has an agreement with an affiliated service entity, Morgan Stanley Services Group Inc. ("MSSG"), in which MSSG agrees to provide the Company with certain services including infrastructure group support, healthcare and life insurance benefits for the employees of the Company, information processing, communications, occupancy and equipment, and marketing and business development.

The Company participates in various deferred stock-based and cash-based compensation plans sponsored by the Ultimate Parent for the benefit of certain current and former employees, as described in Note 5.

Additionally, the Company has recognized liabilities to the Ultimate Parent for the deferred stock-based compensation plans which are recorded in accrued compensation and benefits within the Statement of Financial Condition.

Assets and receivables from affiliated companies as of December 31, 2022:		
Affiliates receivables	$	158,028

Liabilities and payables from affiliated companies as of December 31, 2022:		
Deferred income	$	1,848,639
Accrued compensation and benefits		13,839,520
Affiliates payables		29,867,586

10. Regulatory Capital and Other Requirements

The Company is a registered U.S. broker-dealer and, accordingly, is subject to the minimum net capital requirements of the SEC. Under SEA Rule 15c3-1, the Company is required to maintain minimum Net Capital, defined as equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness. In addition, the Company is required to maintain a ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2022, the Company had Net Capital of $75,348,110, which was $59,787,624 in excess of its required minimum net capital of $15,560,486.

The Company does not carry customer accounts or otherwise hold customer funds. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 limits its business activities to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and (2) participating in distributions of securities. The Company has met the exemption conditions of provision 17 C.F.R. § 240.15c3-3(k)(2)(i) and Footnote 74 throughout the year ended December 31, 2022 without exception.

11. Subsequent Events

The Company evaluated subsequent events and transactions occurring after December 31, 2022. The Company is not aware of any subsequent events that would require recognition or disclosure in the statement of financial condition.

*****